January 16, 2009

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Robert F. Bartelmes
Mr. Reid S. Hooper
Mail Stop 3720

Re:	Syniverse Holdings, Inc. (the “Company,” “we,” “us” or “our”)
Annual Report on Form 10-K for the year ended December 31, 2007
As filed on March 14, 2008 (Commission File No. 001-32432)

Gentlemen:

We are providing this letter to you in response to the comments that we received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated December 30, 2008, (the “Comment Letter”), relating to the above-referenced filing. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced the original text of the Staff’s comments in a bold font, and have included our responses immediately following such comments. We very much appreciate your constructive comments to assist us in improving our filings, and we look forward to your response to this letter.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.	In future filings, please consider including an “overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:

a.	include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

b.	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Syniverse Technologies | 8125 Highwoods Palm Way Tampa, FL USA 33647 | www.syniverse.com

Response:

In response to this comment, and consistent with the guidance provided in the Commission’s Interpretive Release No. 34-48960, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will include in our future filings an “overview” section that conforms to the description in your comment above, as well as to the guidance in the above-referenced Commission Interpretive Release.

Non-GAAP Financial Measures, page 49

2.	In future filings, discuss how management uses EBITDA in determining levels of executive compensation. We note your disclosure on page 18 in your Definitive Proxy Statement filed on April 7, 2008, discusses named executive officer’s annual incentive plan compensation being conditioned upon achieving net revenue and adjusted EBITDA performance targets. Please refer to Item 10(e)(1)(D) of Regulation S-K.

Response:

After considering our disclosures related to non-GAAP financial measures in our Form 10-K, we have determined to remove from our future Form 10-K filings any discussions of EBITDA. Accordingly, we will omit from our next Form 10-K the information previously disclosed under the caption “Non-GAAP Financial Measures,” as EBITDA was the only non-GAAP financial measure discussed under that caption. We similarly will omit the reconciliations of EBITDA to net income and cash flows from operations that appear elsewhere in our Form 10-K.

With respect to determining levels of executive compensation, we do consider, among other factors, adjusted EBITDA, as discussed in our Definitive Proxy Statement. Because our Definitive Proxy Statement already discloses the fact that we consider adjusted EBITDA as a factor in connection with compensation determinations, we include on page 18 of our Definitive Proxy Statement, rather than in our Form 10-K, a description of the means by which we calculate adjusted EBITDA, and how we use adjusted EBITDA for such purposes, in each case consistent with the requirements of Item 402 of Regulation S-K. Given the context and usage, we believe that the Definitive Proxy Statement, rather than the Form 10-K, is the correct location for disclosures related to adjusted EBITDA.

Accordingly, we do not believe that it is appropriate, or warranted, pursuant to Regulation G, Item 10(e) of Regulation S-K or otherwise, to include in our Form 10-K a description of how we calculate EBITDA or adjusted EBITDA going forward, as those terms are no longer referred to in the Form 10-K. With respect to adjusted EBITDA, we note that the disclosures contemplated by Regulation G and Item 402 of Regulation S-K already are provided in the Definitive Proxy Statement.

Signatures, page 109

3.	In future filings, include the signature of your Principal Accounting Officer or Controller. Refer to Form 10-K, General Instruction D(2)(a).

Response:

In future filings, we will ensure that our filings are signed in accordance with applicable rules of the Commission, including, without limitation, General Instruction D (2)(a) to the Commission’s Form 10-K.

As of December 31, 2007, Mr. David W. Hitchcock was our principal financial officer and principal accounting officer. While Mr. Hitchcock appropriately signed the Form 10-K for such period in his capacity as our principal financial officer and principal accounting officer, the signature line did not properly designate Mr. Hitchcock’s status as such, in accordance with the General Instruction referred to above.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Determining Executive Compensation, page 15

4.	We note your disclosure that in addition to using executive compensation surveys for comparable positions in similar companies, you also used country or region specific surveys for certain named executive officers not located in the United States. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please expand disclosure relating to the surveys, specifically identifying the components used.

Response:

In future filings, we will expand disclosures relating to any compensation benchmarks utilized to evaluate executive compensation, specifying components used, in accordance with Item 402(b)(2)(xiv) of Regulation S-K. By way of example, we would propose to include disclosure similar to the following:

“In 2008, we utilized two international surveys in connection with our determination of appropriate compensation for our non-U.S. officers: the Radford International Survey and the IPAS Global Technology Survey. Each of these broad-based international studies includes data submitted by hundreds of public and private companies in countries throughout the world. The companies generally are in the technology business and range in size from $200 million to $5 billion in annual revenues. In using these studies, we review comparable data for base salary, bonus and long term compensation and target compensation for our executive officers between the 50th and 75th percentile of the market data available in these surveys.”

Annual Incentive Compensation, page 17

5.	In future filings, describe the nature and weight of the subjective and other criteria used with respect to each executive in decisions to increase the amounts of incentive performance awards. Please refer to Item 402(b)(2)(ix) of Regulation S-K. We note your disclosure on page 19 discussing the Compensation Committee’s use of discretion in evaluating incentive payout levels.

Response:

As noted on page 19 of the Definitive Proxy Statement, the annual incentive compensation plan design affirmatively allows the Compensation Committee to exercise very broad discretion when determining individual incentive compensation awards. To better describe this discretionary authority, we would propose to include disclosure substantially similar to the following to accompany our existing description that appears on page 19 of the Definitive Proxy Statement:

“The Compensation Committee generally reserves exercising this broad discretionary authority for those situations where unanticipated events would either unduly reward or unduly deprive participants of just rewards based upon factors beyond their control, such as significant external events, unplanned divestitures and/or acquisitions and other extraordinary developments that would result in incentive compensation that the Compensation Committee believes to be inappropriate in light of all of the facts and circumstances. When these situations arise, they generally pertain to all participants in the program, and thus the discretionary authority generally will be exercised as a means of appropriately adjusting the incentive compensation of all participants.”

We note, however, that the Compensation Committee does not exercise this discretionary authority every year. In those years during which no discretionary adjustments are made, we do not intend to provide any additional disclosures regarding the Compensation Committee’s discretionary authority other than the description of the plan design, including the above-proposed modification. In those years during which the Compensation Committee does exercise its discretionary authority to make adjustments to the incentive performance awards for one or more named executive officers, we will provide disclosure as to the basis for any such adjustments, as well as an explanation as to what factors were considered in determining the appropriate amount of adjustments.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we very much appreciate your assistance in providing thoughtful comments designed to enhance the overall quality of the disclosure in our filings. Please do not hesitate to contact me at 813-637-5003 or Martin Picciano, our Chief Accounting Officer, at 813-637-5625, with any questions or further comments.

Sincerely,

Syniverse Holdings, Inc.

/s/ David W. Hitchcock
Executive Vice President and
Chief Financial Officer